February 12, 2020

Patrick Dovigi
President and Chief Executive Officer
GFL Environmental Holdings Inc.
100 New Park Place, Suite 500
Vaughan, Ontario, Canada L4K 0H9

       Re: GFL Environmental Holdings Inc.
           Amendment No. 7 to Registration Statement on Form F-1
           February 4, 2020
           File No. 333-232731

Dear Mr. Dovigi:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 21, 2020 letter.

Form F-1/A Filed February 4, 2020

Capitalization, page 73

1. We note your response to comment 2. Your response indicates that the Unit Offering as well as the offering of the subordinate voting shares will be done on a best-efforts basis;
       therefore, it appears that there is not a firm commitment for either offering. Please further clarify whether they are a best-efforts minimum/maximum offering or a best-efforts all-or-
       none offering. Given that these offerings are being done on a best-efforts basis, please tell us how you determined that the proceeds from both offerings should be reflected in the
       Capitalization Table. In your explanation regarding the Unit Offering, please also explain your basis for assuming that it will take place and should be included in the Capitalization
       Table given that your response states "to the extent it is completed." Further, it remains
 Patrick Dovigi
GFL Environmental Holdings Inc.
February 12, 2020
Page 2
      unclear how the adjustment for the Units Offering is factually supportable as contemplated by Article 11-02 of Regulation S-X given the disclosure that readers should not assume completion of the Unit Offering will actually take place. Accounting for the Units, page A-37

2. Please expand your disclosures to further address how you determined the appropriate accounting for the Units. Please specifically address:
        how you determined the purchase contract portion of the unit should be accounted for as a derivative measured at fair value through profit and loss; and the methodology that will be used to allocate the issuance costs between the
          amortizing note and the purchase contract.
Description of the Purchase Contracts
Waiver of Jury Trial, page A-60

3. We note your response that the waiver of jury trial provisions in the agreements governing the Units will not apply to any claim under the U.S. federal securities laws. Please ensure that the waiver of jury trial provisions in the agreements governing the Units states this clearly.
General

4. We note from your response to comment 2 of our prior letter that you intend to conduct the Unit Offering and the subordinate voting shares on a best efforts basis. Please revise your cover page to disclose type of offering that you are conducting and make applicable changes throughout your prospectus.
       You may contact Nudrat Salik, Staff Accountant, at 202-551-3692 or Al Pavot, Staff
Accountant, at 202-551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Asia Timmons-Pierce, Special Counsel, at 202-
551-3754 or Jay Ingram, Legal Branch Chief, at 202-551-3397 with any other questions.



                                                           Sincerely,
FirstName LastNamePatrick Dovigi
                                                           Division of
Corporation Finance
Comapany NameGFL Environmental Holdings Inc.
                                                           Office of
Manufacturing
February 12, 2020 Page 2
cc:       Ryan Bekkerus
FirstName LastName